Exhibit 12.1

SCHLUMBERGER LIMITED AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ millions)

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings
Income from Continuing Operations before taxes	$4,291	$6,959	$6,018	$4,898	$3,934	$6,718
Add / (Deduct):
Fixed charges	348	674	580	424	425	472
Amortization of capitalized interest	2	2	2	2	1	1
Distributions from equity investments	24	81	26	80	106	58
Capitalized interest	—	—	—	(6)	(28)	(31)
Equity Income	(50)	(142)	(90)	(165)	(209)	(293)

Total earnings	$4,615	$7,574	$6,536	$5,233	$4,229	$6,925

Fixed charges
Interest Expense (net of capitalized interest)	$197	$340	$298	$207	$221	$247
Add:
Capitalized interest	—	—	—	6	28	31
Interest component of rental expense (*)	151	334	282	211	176	194

Total fixed charges	$348	$674	$580	$424	$425	$472

Ratio of earnings to fixed charges	13.2	11.2	11.3	12.3	10.0	14.7

(*)	17.6% of operating lease rental expense.